 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

______________

FORM 6-K

______________

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the Month of September 2012

Commission File Number 001-34132

CHINA MASS MEDIA CORP.

6th Floor, Tower B, Corporate Square, 35 Finance Street

Xicheng District, Beijing 100033

People’s Republic of China

(86-10) 8809-1099

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).)

Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).)

Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- )

CHINA MASS MEDIA CORP.

ANNOUNCES EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Beijing, China, September 24, 2012 — China Mass Media Corp., incorporated in the Cayman Islands (“CMM” or the “Company”) (PINK: CMMCY), announced today that it has called an extraordinary general meeting of shareholders (the “EGM”), to be held on October 31, 2012 at 10:00 a.m. (Beijing time). The meeting will be held at 6th Floor, Tower B, Corporate Square, 35 Finance Street, Xicheng District, Beijing 100033, People’s Republic of China, to consider and vote on the proposal to adopt the previously announced agreement and plan of merger dated August 6, 2012, among the Company, China Mass

Media Holdings Limited (“Parent”), a Cayman Islands company beneficially owned by Mr. Shengcheng Wang, CMM Holdings Limited ( “Merger Sub”), a company wholly owned by Parent, will be merged with and into the Company, with the Company being the surviving company and Mr. Shengcheng Wang. If the merger is completed, the Company will continue its operations as a privately-held company and wholly owned subsidiary of Parent and will be beneficially owned solely by Mr. Shengcheng Wang. In addition, if the merger is completed, the Company’s American Depositary Shares (“ADSs”), each representing 300 Shares, will no longer be traded on the over-the-counter market commonly referred to as “pink sheets”, and the American Depositary Shares program for the ADSs will be terminated. The Company’s board of directors, acting upon the unanimous recommendation of the special committee formed by the board of directors, approved the Merger Agreement and resolved to recommend that the Company’s shareholders vote to approve the Merger Agreement.

Shareholders of record as of the close of business in the Cayman Islands on October 20, 2012 will be entitled to vote at the EGM. The record date for ADS holders entitled to instruct Citibank, N.A., the ADS depositary, to vote the shares represented by the ADSs is the close of business in New York City on September 25, 2012. Additional information regarding the EGM and the Merger Agreement can be found in the Transaction Statement on Schedule 13E-3, and the proxy statement attached as Exhibit (a)(1) thereto, filed with the Securities and Exchange Commission (“SEC”), which can be obtained from the SEC’s website (http://www.sec.gov). INVESTORS AND SHAREHOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THESE MATERIALS AND OTHER MATERIALS FILED WITH OR FURNISHED TO THE SEC, AS THEY CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, THE PROPOSED MERGER AND RELATED MATTERS.

This announcement is neither a solicitation of proxy, an offer to purchase nor a solicitation of an offer to sell any securities and it is not a substitute for any proxy statement or other filings that have been or will be made with the SEC.

About China Mass Media Corp.

 As a television advertising company in China, the Company provides a full range of advertising services, including advertising agency services, creative production services, public service announcement sponsorship services, and other value added services.

Contact

China Mass Media Corp.

Julie Sun

CFO

6/F, Tower B, Corporate Square,

35 Finance Street Xicheng District

Beijing, 100033

P. R. China

Phone: +86-10-8809-1099

Email: juliesun@chinammia.com

Christensen

Tip Fleming

Phone: +852-2117-0861

Email: tfleming@christensenir.com

Teal Willingham

Phone: +86-131-2179-3446

Email: twillingham@christensenir.com

SIGNATURE

CHINA MASS MEDIA CORP.
(Registrant)

Date: September 24, 2012	By:	/s/ Shengcheng Wang
Name: Shengcheng Wang
Title: Chairman and Chief Executive Officer